UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 2
to
ANNUAL REPORT
of
EUROPEAN INVESTMENT BANK
(Name of registrant)

Date of end of last fiscal year:  December 31, 2008

SECURITIES REGISTERED
(as of December 31, 2008)

Title of Issue	Amount as to Which Registration is Effective	Names of Exchanges on Which Registered
4.875% Notes due January 17, 2017	$3,000,000,000	NYSE

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Philip J. Boeckman, Esq.
Cravath, Swaine & Moore LLP
CityPoint
One Ropemaker Street
London EC2Y 9HR
United Kingdom

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2008 (the “Annual Report”) as follows:

The following additional exhibits are added to the Annual Report:

Exhibit VIII:	Statute of the European Investment Bank—Version dated December 1, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the annual report to be signed on its behalf by the undersigned, thereunto duly authorized at Luxembourg, Grand Duchy of Luxembourg, on the 9th day of December, 2009.

EUROPEAN INVESTMENT BANK
(Name of registrant)
by	/s/ Eila Kreivi
Eila Kreivi
Head of Division Capital Markets

by	/s/ Sandeep Dhawan
Sandeep Dhawan
Managerial Adviser
Deputy Head of Funding

by	/s/ Angelos Pangratis
Angelos Pangratis
Chargé d'Affaires a.i. / Acting Head of Delegation of the Delegation of the European Union to the United States

EXHIBIT INDEX

Exhibit	Document
VIII	Statute of the European Investment Bank—Version dated December 1, 2009

EXHIBIT VIII

STATUTE OF THE EUROPEAN INVESTMENT BANK

The Treaty amending the Treaty on European Union and the Treaty establishing the European Community signed by the member states of the European Union in Lisbon on December 13, 2007 (the “Reform Treaty”), entered into force on December 1, 2009. As a result, the Statute of the European Investment Bank has been amended, in accordance with the terms of a protocol annexed to the Reform Treaty, with effect from December 1, 2009. The text of the amended statute is set out below. This text is an unofficial consolidated version; the official publication will be made shortly in the Official Journal of the European Union.

Protocol
on the Statute of the European Investment Bank

THE HIGH CONTRACTING PARTIES,

DESIRING to lay down the Statute of the European Investment Bank provided for in Article 308 of the Treaty on the Functioning of the European Union,

HAVE AGREED upon the following provisions, which shall be annexed to the Treaty on European Union and to the Treaty on the Functioning of the European Union:

Article 1

The European Investment Bank established by Article 308 of the Treaty on the Functioning of the European Union (hereinafter called the "Bank") is hereby constituted; it shall perform its functions and carry on its activities in accordance with the provisions of the Treaties and of this Statute.

Article 2

The task of the Bank shall be that defined in Article 309 of the Treaty on the Functioning of the European Union.

Article 3

In accordance with Article 308 of the Treaty on the Functioning of the European Union, the Bank's members shall be the Member States.

Article 4

1.           The capital of the Bank shall be EUR 232,392,989,000 subscribed by the Member States as follows:*1

GERMANY	37 578 019 000
FRANCE	37 578 019 000
ITALY	37 578 019 000
UNITED KINGDOM	37 578 019 000
SPAIN	22 546 811 500
BELGIUM	10 416 365 500
NETHERLANDS	10 416 365 500
SWEDEN	6 910 226 000
DENMARK	5 274 105 000
AUSTRIA	5 170 732 500
POLAND	4 810 160 500
FINLAND	2 970 783 000
GREECE	2 825 416 500
PORTUGAL	1 820 820 000
CZECH REPUBLIC	1 774 990 500
HUNGARY	1 679 222 000
IRELAND	1 318 525 000
ROMANIA	1 217 626 000
SLOVAKIA	604 206 500
SLOVENIA	560 951 500
BULGARIA	410 217 500
LITHUANIA	351 981 000
LUXEMBOURG	263 707 000
CYPRUS	258 583 500
LATVIA	214 805 000
ESTONIA	165 882 000
MALTA	98 429 500

The Member States shall be liable only up to the amount of their share of the capital subscribed and not paid up.

2.           The admission of a new member shall entail an increase in the subscribed capital corresponding to the capital brought in by the new member.

______________________________
     1  Amended by the decision of the Board of Governors of 30 March 2009

3.           The Board of Governors may, acting unanimously, decide to increase the subscribed capital.

4.           The share of a member in the subscribed capital may not be transferred, pledged or attached.

Article 5

1.           The subscribed capital shall be paid in by Member States to the extent of 5 % on average of the amounts laid down in Article 4(1).

2.           In the event of an increase in the subscribed capital, the Board of Governors, acting unanimously, shall fix the percentage to be paid up and the arrangements for payment. Cash payments shall be made exclusively in euro.

3.           The Board of Directors may require payment of the balance of the subscribed capital, to such extent as may be required for the Bank to meet its obligations.

Each Member State shall make this payment in proportion to its share of the subscribed capital.

Article 6
(ex Article 8)

The Bank shall be directed and managed by a Board of Governors, a Board of Directors and a Management Committee.

Article 7
(ex Article 9)

1.           The Board of Governors shall consist of the ministers designated by the Member States.

2.           The Board of Governors shall lay down general directives for the credit policy of the Bank, in accordance with the Union's objectives.

The Board of Governors shall ensure that these directives are implemented.

3.           The Board of Governors shall in addition:

(a) decide whether to increase the subscribed capital in accordance with Article 4(3) and Article 5(2);

(b) for the purposes of Article 9(1), determine the principles applicable to financing operations undertaken within the framework of the Bank's task;

(c) exercise the powers provided in Articles 9 and 11 in respect of the appointment and the compulsory retirement of the members of the Board of Directors and of the Management Committee, and those powers provided in the second subparagraph of Article 11(1);

(d) take decisions in respect of the granting of finance for investment operations to be carried out, in whole or in part, outside the territories of the Member States in accordance with Article 16(1);

(e) approve the annual report of the Board of Directors;

(f) approve the annual balance sheet and profit and loss account;

(g) exercise the other powers and functions conferred by this Statute;

(h) approve the rules of procedure of the Bank.

4.           Within the framework of the Treaty and this Statute, the Board of Governors shall be competent to take, acting unanimously, any decisions concerning the suspension of the operations of the Bank and, should the event arise, its liquidation.

Article 8
(ex Article 10)

Save as otherwise provided in this Statute, decisions of the Board of Governors shall be taken by a majority of its members. This majority must represent at least 50 % of the subscribed capital.

A qualified majority shall require eighteen votes in favour and 68 % of the subscribed capital.

Abstentions by members present in person or represented shall not prevent the adoption of decisions requiring unanimity.

Article 9
(ex Article 11)

1.           The Board of Directors shall take decisions in respect of granting finance, in particular in the form of loans and guarantees, and raising loans; it shall fix the interest rates on loans granted and the commission and other charges. It may, on the basis of a decision taken by a qualified majority, delegate some of its functions to the Management Committee. It shall determine the terms and conditions for such delegation and shall supervise its execution.

The Board of Directors shall see that the Bank is properly run; it shall ensure that the Bank is managed in accordance with the provisions of the Treaties and of this Statute and with the general directives laid down by the Board of Governors.

At the end of the financial year the Board of Directors shall submit a report to the Board of Governors and shall publish it when approved.

2.           The Board of Directors shall consist of twenty-eight directors and eighteen alternate directors.

The directors shall be appointed by the Board of Governors for five years, one nominated by each Member State, and one nominated by the Commission.

The alternate directors shall be appointed by the Board of Governors for five years as shown below:

- two alternates nominated by the Federal Republic of Germany,

- two alternates nominated by the French Republic,

- two alternates nominated by the Italian Republic,

- two alternates nominated by the United Kingdom of Great Britain and Northern Ireland,

- one alternate nominated by common accord of the Kingdom of Spain and the Portuguese Republic,

- one alternate nominated by common accord of the Kingdom of Belgium, the Grand Duchy of Luxembourg and the Kingdom of the Netherlands,

- two alternates nominated by common accord of the Kingdom of Denmark, the Hellenic Republic, Ireland and Romania,

- two alternates nominated by common accord of the Republic of Estonia, the Republic of Latvia, the Republic of Lithuania, the Republic of Austria, the Republic of Finland and the Kingdom of Sweden,

- three alternates nominated by common accord of the Republic of Bulgaria, the Czech Republic, the Republic of Cyprus, the Republic of Hungary, the Republic of Malta, the Republic of Poland, the Republic of Slovenia and the Slovak Republic,

- one alternate nominated by the Commission.

The Board of Directors shall co-opt six non-voting experts: three as members and three as alternates.

The appointments of the directors and the alternates shall be renewable.

The Rules of Procedure shall lay down arrangements for participating in the meetings of the Board of Directors and the provisions applicable to alternates and co-opted experts.

The President of the Management Committee or, in his absence, one of the Vice-Presidents, shall preside over meetings of the Board of Directors but shall not vote.

Members of the Board of Directors shall be chosen from persons whose independence and competence are beyond doubt; they shall be responsible only to the Bank.

3.           A director may be compulsorily retired by the Board of Governors only if he no longer fulfils the conditions required for the performance of his duties; the Board must act by a qualified majority.

If the annual report is not approved, the Board of Directors shall resign.

4.           Any vacancy arising as a result of death, voluntary resignation, compulsory retirement or collective resignation shall be filled in accordance with paragraph 2. A member shall be replaced for the remainder of his term of office, save where the entire Board of Directors is being replaced.

5.           The Board of Governors shall determine the remuneration of members of the Board of Directors. The Board of Governors shall lay down what activities are incompatible with the duties of a director or an alternate.

Article 10
(ex Article 12)

1.           Each director shall have one vote on the Board of Directors. He may delegate his vote in all cases, according to procedures to be laid down in the Rules of Procedure of the Bank.

2.           Save as otherwise provided in this Statute, decisions of the Board of Directors shall be taken by at least one third of the members entitled to vote representing at least fifty per cent of the subscribed capital. A qualified majority shall require eighteen votes in favour and sixty-eight per cent of the subscribed capital. The rules of procedure of the Bank shall lay down the quorum required for the decisions of the Board of Directors to be valid.

Article 11
(ex Article 13)

1.           The Management Committee shall consist of a President and eight Vice-Presidents appointed for a period of six years by the Board of Governors on a proposal from the Board of Directors.

Their appointments shall be renewable. The Board of Governors, acting unanimously, may vary the number of members on the Management Committee.

2.           On a proposal from the Board of Directors adopted by a qualified majority, the Board of Governors may, acting in its turn by a qualified majority, compulsorily retire a member of the Management Committee.

3.           The Management Committee shall be responsible for the current business of the Bank, under the authority of the President and the supervision of the Board of Directors.

It shall prepare the decisions of the Board of Directors, in particular decisions on the raising of loans and the granting of finance, in particular in the form of loans and guarantees; it shall ensure that these decisions are implemented.

4.           The Management Committee shall act by a majority when delivering opinions on proposals for raising loans or granting of finance, in particular in the form of loans and guarantees.

5.           The Board of Governors shall determine the remuneration of members of the Management Committee and shall lay down what activities are incompatible with their duties.

6.           The President or, if he is prevented, a Vice-President shall represent the Bank in judicial and other matters.

7.           The staff of the Bank shall be under the authority of the President. They shall be engaged and discharged by him. In the selection of staff, account shall be taken not only of personal ability and qualifications but also of an equitable representation of nationals of Member States. The Rules of Procedure shall determine which organ is competent to adopt the provisions applicable to staff.

8.           The Management Committee and the staff of the Bank shall be responsible only to the Bank and shall be completely independent in the performance of their duties.

Article 12
(ex Article 14)

1.           A Committee consisting of six members, appointed on the grounds of their competence by the Board of Governors, shall verify that the activities of the Bank conform to best banking practice and shall be responsible for the auditing of its accounts.

2.           The Committee referred to in paragraph 1 shall annually ascertain that the operations of the Bank have been conducted and its books kept in a proper manner. To this end, it shall verify that the Bank's operations have been carried out in compliance with the formalities and procedures laid down by this Statute and the Rules of Procedure.

3.           The Committee referred to in paragraph 1 shall confirm that the financial statements, as well as any other financial information contained in the annual accounts drawn up by the Board of Directors, give a true and fair view of the financial position of the Bank in respect of its assets and liabilities, and of the results of its operations and its cash flows for the financial year under review.

4.           The Rules of Procedure shall specify the qualifications required of the members of the Committee and lay down the terms and conditions for the Committee's activity.

Article 13
(ex Article 15)

The Bank shall deal with each Member State through the authority designated by that State. In the conduct of financial operations the Bank shall have recourse to the national central bank of the Member State concerned or to other financial institutions approved by that State.

Article 14
(ex Article 16)

1.           The Bank shall cooperate with all international organisations active in fields similar to its own.

2.           The Bank shall seek to establish all appropriate contacts in the interests of cooperation with banking and financial institutions in the countries to which its operations extend.

Article 15
(ex Article 17)

At the request of a Member State or of the Commission, or on its own initiative, the Board of Governors shall, in accordance with the same provisions as governed their adoption, interpret or supplement the directives laid down by it under Article 7 of this Statute.

Article 16
(ex Article 18)

1.           Within the framework of the task set out in Article 309 of the Treaty on the Functioning of the European Union, the Bank shall grant finance, in particular in the form of loans and guarantees to its members or to private or public undertakings for investments to be carried out in the territories of Member States, to the extent that funds are not available from other sources on reasonable terms.

However, by decision of the Board of Governors, acting by a qualified majority on a proposal from the Board of Directors, the Bank may grant financing for investment to be carried out, in whole or in part, outside the territories of Member States.

2.           As far as possible, loans shall be granted only on condition that other sources of finance are also used.

3.           When granting a loan to an undertaking or to a body other than a Member State, the Bank shall make the loan conditional either on a guarantee from the Member State in whose territory the investment will be carried out or on other adequate guarantees, or on the financial strength of the debtor.

Furthermore, in accordance with the principles established by the Board of Governors pursuant to Article 7(3)(b), and where the implementation of projects provided for in Article 309 of the Treaty on the Functioning of the European Union so requires, the Board of Directors shall, acting by a qualified majority, lay down the terms and conditions of any financing operation presenting a specific risk profile and thus considered to be a special activity.

4.           The Bank may guarantee loans contracted by public or private undertakings or other bodies for the purpose of carrying out projects provided for in Article 309 of the Treaty on the Functioning of the European Union.

5.           The aggregate amount outstanding at any time of loans and guarantees granted by the Bank shall not exceed 250 % of its subscribed capital, reserves, non-allocated provisions and profit and loss account surplus. The latter aggregate amount shall be reduced by an amount equal to the amount subscribed (whether or not paid in) for any equity participation of the Bank.

The amount of the Bank's disbursed equity participations shall not exceed at any time an amount corresponding to the total of its paid-in subscribed capital, reserves, non-allocated provisions and profit and loss account surplus.

By way of exception, the special activities of the Bank, as decided by the Board of Governors and the Board of Directors in accordance with paragraph 3, will have a specific allocation of reserve.

This paragraph shall also apply to the consolidated accounts of the Bank.

6.           The Bank shall protect itself against exchange risks by including in contracts for loans and guarantees such clauses as it considers appropriate.

Article 17
(ex Article 19)

1.           Interest rates on loans to be granted by the Bank and commission and other charges shall be adjusted to conditions prevailing on the capital market and shall be calculated in such a way that the income therefrom shall enable the Bank to meet its obligations, to cover its expenses and risks and to build up a reserve fund as provided for in Article 22.

2.           The Bank shall not grant any reduction in interest rates. Where a reduction in the interest rate appears desirable in view of the nature of the investment to be financed, the Member State concerned or some other agency may grant aid towards the payment of interest to the extent that this is compatible with Article 107 of the Treaty on the Functioning of the European Union.

Article 18
(ex Article 20)

In its financing operations, the Bank shall observe the following principles:

1.           It shall ensure that its funds are employed as rationally as possible in the interests of the Union.

It may grant loans or guarantees only:

(a) where, in the case of investments by undertakings in the production sector, interest and amortisation payments are covered out of operating profits or, in the case of other investments, either by a commitment entered into by the State in which the investment is made or by some other means; and

(b) where the execution of the investment contributes to an increase in economic productivity in general and promotes the attainment of the internal market.

2.           It shall neither acquire any interest in an undertaking nor assume any responsibility in its management unless this is required to safeguard the rights of the Bank in ensuring recovery of funds lent.

However, in accordance with the principles determined by the Board of Governors pursuant to Article 7(3)(b), and where the implementation of operations provided for in Article 309 of the Treaty on the Functioning of the European Union so requires, the Board of Directors shall, acting by a qualified majority, lay down the terms and conditions for taking an equity participation in a commercial undertaking, normally as a complement to a loan or a guarantee, in so far as this is required to finance an investment or programme.

3.           It may dispose of its claims on the capital market and may, to this end, require its debtors to issue bonds or other securities.

4.           Neither the Bank nor the Member States shall impose conditions requiring funds lent by the Bank to be spent within a specified Member State.

5.           The Bank may make its loans conditional on international invitations to tender being arranged.

6.           The Bank shall not finance, in whole or in part, any investment opposed by the Member State in whose territory it is to be carried out.

7.           As a complement to its lending activity, the Bank may provide technical assistance services in accordance with the terms and conditions laid down by the Board of Governors, acting by a qualified majority, and in compliance with this Statute.

Article 19
(ex Article 21)

1.           Any undertaking or public or private entity may apply directly to the Bank for financing. Applications to the Bank may also be made either through the Commission or through the Member State on whose territory the investment will be carried out.

2.           Applications made through the Commission shall be submitted for an opinion to the Member State in whose territory the investment will be carried out. Applications made through a Member State shall be submitted to the Commission for an opinion. Applications made direct by an undertaking shall be submitted to the Member State concerned and to the Commission.

The Member State concerned and the Commission shall deliver their opinions within two months. If no reply is received within this period, the Bank may assume that there is no objection to the investment in question.

3.           The Board of Directors shall rule on financing operations submitted to it by the Management Committee.

4.           The Management Committee shall examine whether financing operations submitted to it comply with the provisions of this Statute, in particular with Articles 16 and 18. Where the Management Committee is in favour of the financing operation, it shall submit the corresponding proposal to the Board of Directors; the Committee may make its favourable opinion subject to such conditions, as it considers essential. Where the Management Committee is against granting the finance, it shall submit the relevant documents together with its opinion to the Board of Directors.

5.           Where the Management Committee delivers an unfavourable opinion, the Board of Directors may not grant the finance concerned unless its decision is unanimous.

6.           Where the Commission delivers an unfavourable opinion, the Board of Directors may not grant the finance concerned unless its decision is unanimous, the director nominated by the Commission abstaining.

7.           Where both the Management Committee and the Commission deliver an unfavourable opinion, the Board of Directors may not grant the finance.

8.           In the event that a financing operation relating to an approved investment has to be restructured in order to safeguard the Bank's rights and interests, the Management Committee shall take without delay the emergency measures which it deems necessary, subject to immediate reporting thereon to the Board of Directors.

Article 20
(ex Article 22)

1.           The Bank shall borrow on the capital markets the funds necessary for the performance of its tasks.

2.           The Bank may borrow on the capital markets of the Member States in accordance with the legal provisions applying to those markets.

The competent authorities of a Member State with a derogation within the meaning of Article 139(1) of the Treaty on the Functioning of the European Union may oppose this only if there is reason to fear serious disturbances on the capital market of that State.

Article 21
(ex Article 23)

1.           The Bank may employ any available funds which it does not immediately require to meet its obligations in the following ways:

(a) it may invest on the money markets;

(b) it may, subject to the provisions of Article 18(2), buy and sell securities;

(c) it may carry out any other financial operation linked with its objectives.

2.           Without prejudice to the provisions of Article 23, the Bank shall not, in managing its investments, engage in any currency arbitrage not directly required to carry out its lending operations or fulfil commitments arising out of loans raised or guarantees granted by it.

3.           The Bank shall, in the fields covered by this Article, act in agreement with the competent authorities or with the national central bank of the Member State concerned.

Article 22
(ex Article 24)

1.           A reserve fund of up to 10 % of the subscribed capital shall be built up progressively. If the state of the liabilities of the Bank should so justify, the Board of Directors may decide to set aside additional reserves. Until such time as the reserve fund has been fully built up, it shall be fed by:

(a) interest received on loans granted by the Bank out of sums to be paid up by the Member States pursuant to Article 5;

(b) interest received on loans granted by the Bank out of funds derived from repayment of the loans referred to in (a);

to the extent that this income is not required to meet the obligations of the Bank or to cover its expenses.

2.           The resources of the reserve fund shall be so invested as to be available at any time to meet the purpose of the fund.

Article 23
(ex Article 25)

1.           The Bank shall at all times be entitled to transfer its assets in the currency of a Member State whose currency is not the euro in order to carry out financial operations corresponding to the task set out in Article 309 of the Treaty on the Functioning of the European Union, taking into account the provisions of Article 21 of this Statute. The Bank shall, as far as possible, avoid making such transfers if it has cash or liquid assets in the currency required.

2.           The Bank may not convert its assets in the currency of a Member State whose currency is not the euro into the currency of a third country without the agreement of the Member State concerned.

3.           The Bank may freely dispose of that part of its capital which is paid up of any currency borrowed on markets outside the Union.

4.           The Member States undertake to make available to the debtors of the Bank the currency needed to repay the capital and pay the interest on loans or commission on guarantees granted by the Bank for investments to be carried out in their territory.

Article 24
(ex Article 26)

If a Member State fails to meet the obligations of membership arising from this Statute, in particular the obligation to pay its share of the subscribed capital or to service its borrowings, the granting of loans or guarantees to that Member State or its nationals may be suspended by a decision of the Board of Governors, acting by a qualified majority.

Such decision shall not release either the State or its nationals from their obligations towards the Bank.

Article 25
(ex Article 27)

1.            If the Board of Governors decides to suspend the operations of the Bank, all its activities shall cease forthwith, except those required to ensure the due realisation, protection and preservation of its assets and the settlement of its liabilities.

2.           In the event of liquidation, the Board of Governors shall appoint the liquidators and give them instructions for carrying out the liquidation. It shall ensure that the rights of the members of staff are safeguarded.

Article 26
(ex Article 28)

1.            In each of the Member States, the Bank shall enjoy the most extensive legal capacity accorded to legal persons under their laws; it may, in particular, acquire or dispose of movable or immovable property and may be a party to legal proceedings.

2.           The property of the Bank shall be exempt from all forms of requisition or expropriation.

Article 27
(ex Article 29)

Disputes between the Bank on the one hand, and its creditors, debtors or any other person on the other, shall be decided by the competent national courts, save where jurisdiction has been conferred on the Court of Justice of the European Union. The Bank may provide for arbitration in any contract.

The Bank shall have an address for service in each Member State. It may, however, in any contract, specify a particular address for service.

The property and assets of the Bank shall not be liable to attachment or to seizure by way of execution except by decision of a court.

Article 28
(ex Article 30)

1.           The Board of Governors may, acting unanimously, decide to establish subsidiaries or other entities, which shall have legal personality and financial autonomy.

2.           The Board of Governors shall establish the Statutes of the bodies referred to in paragraph 1. The Statutes shall define, in particular, their objectives, structure, capital, membership, the location of their seat, their financial resources, means of intervention and auditing arrangements, as well as their relationship with the organs of the Bank.

3.           The Bank shall be entitled to participate in the management of these bodies and contribute to their subscribed capital up to the amount determined by the Board of Governors, acting unanimously.

4.           The Protocol on the privileges and immunities of the European Union shall apply to the bodies referred to in paragraph 1 in so far as they are incorporated under the law of the Union, to the members of their organs in the performance of their duties as such and to their staff, under the same terms and conditions as those applicable to the Bank.

Those dividends, capital gains or other forms of revenue stemming from such bodies to which the members, other than the European Union and the Bank, are entitled, shall however remain subject to the fiscal provisions of the applicable legislation.

5.           The Court of Justice of the European Union shall, within the limits hereinafter laid down, have jurisdiction in disputes concerning measures adopted by organs of a body incorporated under Union law. Proceedings against such measures may be instituted by any member of such a body in its capacity as such or by Member States under the conditions laid down in Article 263 of the Treaty on the Functioning of the European Union.

6.           The Board of Governors may, acting unanimously, decide to admit the staff of bodies incorporated under Union law to joint schemes with the Bank, in compliance with the respective internal procedures.